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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                CASMYN CORP.  ("CMYN") NOW KNOWN AS             to Issuer (Check all applicable)
                                                ARIES VENTURES INC. ("ARVT")                    X  Director             10% Owner
   Milan          Divo (1)                                                                     ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
   Tlaxcala 181                                                            APRIL 2000
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ___Form filed by One Reporting Person
                                                                           (Month/Year)       _X_Form filed by More than One
 Col. H. Condesa  D.F.  Mexico      06100                                      8/98              Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security             2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                       action      action        or Disposed of (D)            Securities       ship        of In-
                                    Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                (Instr. 8)                                  Owned at         Direct      Bene-
                                   (Month/                                                  End of           (D) or      ficial
                                    Day/     -------------------------------------------    Month            Indirect    Owner-
                                    Year)                               (A) or                               (I)         ship
                                              Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                            and 4)
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Common Stock, $0.01 par value       4/11/00   J(2)          2,999,027      D  See below (4)       0              I   By Karpnale(5)
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Preferred Stock, $0.01 par value    4/11/00   J(2)             21,253      D  See below (4)       0              I   By Karpnale(5)
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Common Stock, $0.01 par value       4/11/00   J(2)            118,001(3)   A  See below (4)    118,001           I   By Karpnale(5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-96)

---------------
1, 2, 3 , 4, 5 - See "EXPLANATION OF RESPONSES" on next page.
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Warrant to Purchase                    $6.00       4/11/00    J(2)              A                    4/11/00   4/11/01
Common Stock, $0.01
par value
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common               118,001           See         118,001           I          By
Stock,                                 below(4)                                 Karpnale(5)
$0.01 par
value
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EXPLANATION OF RESPONSES:

(1)  This is a joint filing being made by Divo Milan on behalf of himself and Karpnale Investment PTE, Ltd. ("Karpnale"). Mr. Milan
     is the designated filer for purposes of this filing. Karpnale's address is Tlaxala 181, Col. H. Condesa, D. F. Mexico 06100.
(2)  These transactions were effected pursuant to the terms of a Second Amended Plan of Reorganization (the "Plan of
     Reorganization") effective April 11, 2000 with respect to Issuer's prior filing under Chapter 11 of the United States
     Bankruptcy Code. The Plan of Reorganization was approved by order of the United States Bankruptcy Court, Central District of
     California, San Fernando Valley Division, filed and entered on March 31, 2000.
(3)  Each of the Reporting Persons beneficially owned shares of the Issuer's preferred stock ("Preferred Stock") and/or shares of its common stock ("Common Stock") prior to the Effective Date of the Plan of Reorganization. Pursuant to the terms of the Plan of Reorganization, each share of the Issuer's Preferred Stock outstanding immediately prior to the Effective Date was converted on the Effective Date into 5.27 shares of the Issuer's Common Stock (the "Conversion"). In addition, pursuant to the Plan of
     Reorganization, on the Effective Date, a 1 for 500 reverse split of Issuer's Common Stock occurred (the "Reverse Split"). The number of shares of Common Stock listed as being acquired in these transactions reflects the Conversion and the Reverse Split.
     The Plan of Reorganization also authorized a Management Incentive Stock Option Plan pursuant to which options may be granted to members of the management of the Issuer. At some time in the future, it is anticipated that Mr. Zucker will be granted an option to purchase up to 5% of the Issuer's outstanding Common Stock pursuant to the terms of this Management Incentive Stock
     Option Plan.
(4)  See Explanation (2) and (3) above.
(5)  The securities are held of record by Karpnale Investment PTE Ltd., an irrevocable trust established by Mr. Milan for the benefit of his minor children.


                                                                                          /s/ Divo Milan               May 11, 2000
                                                                                  -----------------------------------  ------------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-96)
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